
jnr
RESOURCES
THE URANIUM COMPANY

921-470 Granville St.
Vancouver, B.C. V6C 1V5
Canada
Phone: (604) 684-5118 or 1-800-661-4050
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

CDNX - JNN

Writer's direct line: (604) 689-7422

December 31, 2001

Securities & Exchange Commission
Division of Corporate Finance
450 - Fifth Street, N.W.
Washington, D. C.
U. S. A. 20549


02002905

Attention: Office of International Corporate Finance

Dear Sirs:

Re: **File No. 82-4720**
Required Filings - Exemption under Rule 12g3-2(b)

We enclose for your files copies of documents filed by JNR Resources Inc. (the "Company") with the British Columbia Securities Commission and/or the Alberta Securities Commission and/or the Canadian Venture Exchange, as follows:

- The Company's Quarterly Report and interim financial statements for the third fiscal quarter ended October 31, 2001;
- A confirmation of mailing of the above-noted Quarterly Report, filed electronically with the British Columbia Securities Commission;

We trust that you will find this to be in order.

Yours truly,
JNR RESOURCES INC.

T. A. (Drew) Parker
Secretary

TAP:bs

Enclosures.

File No. 82-4720

JNR RESOURCES INC.

CERTIFICATE OF MAILING

I, Thomas Andrew Parker, HEREBY CERTIFY THAT:

1. I am a Director and an Officer of JNR Resources Inc. (the "Company");

2. With respect to the Quarterly Report in Form 61 for the Company's third fiscal quarter ended October 31st, 2001:

   (a) On the 28th day of December, 2001, documents were mailed to all Company shareholders named on a Supplementary Mailing List compiled by CIBC Mellon Trust Company, the Registrar and Transfer Agent for the Company, as follows:

      i) Form 61 - Quarterly Report, incorporated as part of Schedule A;

      ii) Schedule A to the Quarterly Report, being the comparative consolidated financial statements for the third quarter ended October 31st, 2001;

      iii) Form 61 - Quarterly Report, incorporated as part of Schedules B & C;

      iv) Schedule B to the Quarterly Report, containing Supplementary Information regarding the affairs of the Company;

      v) Schedule C to the Quarterly Report, containing Management Discussion of the affairs of the Company;

   (b) An electronically signed copy of each of the above-referenced documents is attached hereto;

   (c) A copy of each of the above-referenced documents was mailed to Ellis, Foster - Chartered Accountants, the Company's auditors, at the time of mailing same to the shareholders;

3. I was personally present during the actual preparation and mailing of the above-referenced material.

DATED at Vancouver, B. C., this 28th day of December, 2001.

"T. A. Parker"
THOMAS ANDREW PARKER

File No. 82-4720

BC Form 51-901F

QUARTERLY REPORT

02 FEB -5 AM 8:5

Incorporated as part of: X____ **Schedule A**
_____ **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER JNR RESOURCES INC..

ISSUER'S ADDRESS Ste. 921, 470 Granville Street

Vancouver, B.C., V6C 1V5

ISSUER TELEPHONE NUMBER (604) 684-5118

CONTACT PERSON T. A. (DREW) PARKER

CONTACT'S POSITION SECRETARY

CONTACT'S TELEPHONE NUMBER (604) 689-7422

WEB SITE www.jnrresources.com EMAIL info@jnrresources.com

FOR QUARTER ENDED OCTOBER 31, 2001

DATE OF REPORT DECEMBER 27, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"R. T. Kusmirski"	RICHARD T. KUSMIRSKI	2001 / 12 /27
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"T. A. Parker"	T. ANDREW PARKER	2001 / 12 /27
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

JNR RESOURCES INC.

Schedule "A"

(Unaudited - prepared by management)

Consolidated Statement of Operations and Deficit
Nine Months Ended October 31, 2001 and 2000 and Third Quarter 2001 and 2000

	Year-to-Date 2001	Year-to-Date 2000	Third Quarter 2001	Third Quarter 2000
Revenue				
Project management fees	$ 81,808	$ -	$ 8,019	$ -
Interest income	6,525	8,165	153	1,673
	88,333	8,165	8,172	1,673
Administrative costs				
Bank charges and interest	316	300	125	125
Corporate services	16,850	14,248	5,200	5,365
Filing and listing fees	7,911	14,329	553	3,682
Foreign exchange	-	660	-	50
General meeting costs	7,864	5,957	-	25
Income and capital taxes	116,622	-	25,483	-
Insurance	835	525	835	-
Management fees	31,500	22,500	10,500	7,500
Office expense	9,882	9,447	1,826	3,243
Premises expense	6,255	4,693	2,085	1,485
Printing	3,325	5,443	-	2,182
Professional fees	31,353	13,055	(14)	1,882
Shareholder relations	7,235	29,952	1,148	5,447
Telecommunications	3,793	4,578	968	2,004
Transfer agency costs	3,045	7,033	928	1,558
Travel	10,032	13,991	1,283	7,205
Wages and benefits - exploration	184,315	-	292	-
Wages and benefits - office	42,110	18,504	11,225	5,870
	483,243	165,215	62,437	47,623
Less: alloc. to deferred exploration	(185,272)	-	(292)	-
	297,971	165,215	62,145	47,623
Operating loss for period	(209,638)	(157,050)	(53,973)	(45,950)
Costs of mineral properties abandoned	-	(66,223)	-	-
Loss- nine months & third quarter	(209,638)	(223,273)	(53,973)	(45,950)
Deficit, beginning of period	(5,597,221)	(4,691,187)	(5,752,886)	(4,868,510)
Deficit, end of nine months	$ (5,806,859)	$ (4,914,460)	$ (5,806,859)	$ (4,614,460)
Loss per share	$ 0.0048	$ 0.0069	$ 0.0012	$ 0.0013
Weighted average number of common shares outstanding	43,232,741	32,431,600	43,747,027	36,034,456

1. Nature of Operations

The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral properties and rights is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production from the properties or proceeds from disposition.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, such ownership interests are in good standing.

2. Significant Accounting Policies

Consolidation

The consolidated financial statement include the accounts for JNR Resources Inc. and its wholly owned subsidiary, June Resources (U.S.) Inc., a United States company incorporated in the State of Wyoming.

Foreign Exchange Translation

Foreign operations are financially and operationally dependant on the parent company and have been translated to Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities and average rates for the year for revenue and expenses. Foreign exchange gains and losses are included in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

2. Significant Accounting Policies (continued)

Mineral Properties and Rights

The company follows the accepted accounting practice of capitalizing acquisition, exploration and development costs applicable to properties held. If the properties become productive the costs will be amortized over the anticipated production of the property. If the property is abandoned, the applicable costs will be written off.

Depletion of costs capitalized to properties will be recorded using the unit of production method based on estimated proven reserves as determined by independent engineers.

When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value.

Management has determined each property or project to be a cost centre.

The costs capitalized represent those costs incurred to date and do not necessarily reflect present or future values.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at October 31, 2001, there were no cash equivalents.

Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of the Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement

4. Mineral Properties and Rights

The Company has acquired certain mineral properties and rights, of which the costs associated with each are as follows:

Property	Property Costs	Deferred Exploration Costs	Total at October 31, 2001	Total at October 31, 2000
Asbell Bay Project	$ -	$ -	$ -	$ 147,931
Saskatchewan Diamond Claims	-	-	-	44,986
North Athabasca Project	6,346	322,352	328,698	328,418
Leland Lake Claims	-	-	-	26,640
Saskatchewan Uranium Projects	294,169	6,432,554	6,726,723	5,884,636
Greywacke Project	1,093	185	1,278	-
	301,608	6,755,091	7,056,699	6,432,611
Less: Cost recovery	(5,000)	(1,969,809)	(1,974,809)	(1,700,000)
	$ 296,608	$ 4,785,282	$ 5,081,890	4,732,611

Details of these mineral properties or interests in mineral properties are as follows:

(a) North Athabasca Project

A 50% interest in CBS-8175, situated north of the Pine Channel of Lake Athabasca, Saskatchewan. To October 31, 2001, the Company has expended $6,346 on acquisition costs and $322,352 on exploration of the claim.

(b) Saskatchewan Uranium Projects

Since 1997, the Company acquired by staking 78 mineral claims, of which it retains a total of 31 claims, totalling 95,690 ha., in uranium-prospective areas of the Athabasca Basin of northern Saskatchewan.

By way of a Letter of Intent dated January 14, 1998, formalized by a Property Rights Agreement dated January 29th, 1998, the Company granted to Kennecott Canada Exploration Inc. ("Kennecott") the right of first refusal and the right to elect to earn up to 65% interest in any or all of the claim groups. By contributing a total of $1,500,000 in exploration funding by January 31, 1999 (contributed), Kennecott was entitled, by December 31, 1999, to elect to earn a 65% working interest in any of the claim blocks. By selecting one

4. Mineral Properties and Rights (continued)

in each subsequent year. Kennecott may earn an additional 5% interest in the Moore Lake property by funding all further expenditures, to make a decision to mine the property or by making a total of $100,000,000 in exploration expenditures on the property, whichever first occurs.

On October 25, 2000, Kennecott provided notice to the Company that it would proceed with further exploration to earn a 65% interest in the Moore Lake group of claims.

To October 31, 2001, Kennecott had contributed a total of $1,700,000 in direct exploration funding to the project, in addition to a total of $1,547,000 in private placements, the proceeds of which were to be expended on exploration of the Saskatchewan Uranium Project properties. The Company has also invoiced Kennecott for a further $238,261 for costs incurred on the project by the Company on behalf of Kennecott.

To October 31, 2001, the Company had expended a total of $1,022,987 on acquisition of the claims, including the $7,500 value of an aggregate 20,000 shares issued as finder's fees, and had written off $727,552 on lapsed claims, for a carried acquisition cost of $294,169. To October 31, 2001, the Company had expended a total of $6,432,554 on exploration of the remaining claims, of which it had recovered $1,969,809 from Kennecott.

(c) Greywacke Project

In May, 2001, the Company and Shane Resources Ltd. ("Shane") jointly acquired by staking 4 mineral claims in the Dickens Lake area of northern Saskatchewan, the Greywacke Claims. Pursuant to an agreement dated May 22, 2001, the Company and Shane entered into an option agreement granting to Masuparia Gold Corp. ("Masuparia") the right to earn an interest of up to 70% in the Company/Shane Greywacke Claims. Under the agreement, Masuparia may earn a 51% interest in the two claims by making a property payment of $10,000 (made), expending an aggregate $850,000 on exploration of the claims by May 25, 2005, and issuing an aggregate 500,000 common shares, staged against exploration, by May 25, 2005. Thereafter, Masuparia may increase its interest to 70% by expending a further $2 million on exploration of the claims by May 25, 2008.

To October 31, 2001, the Company had incurred net acquisition costs of $1,093 and exploration costs of $185 in respect of the claims.

5. Share Capital (continued)

(ii) granted to three employees share purchase options on a total of 400,000 shares, exercisable for five years at a price of $0.10 per share, pursuant to Share Purchase Option Agreements dated March 7, 2001.

(d) As at October 31, 2001, the following director and employee share purchase options were outstanding:

		Number of Shares Under Option	Exercise Price	Expiry Date
Directors:	(1)	640,000	$0.20	January 28 2002
	(1)	300,000	$0.15	January 28 2002
	(1)	400,000	$0.15	October 6, 2004
	(2)	560,000	$0.11	May 3, 2005
	(3)	900,000	$0.10	March 7, 2006
Employees:	(3)	373,000	$0.15	April 21, 2004
	(3)	75,000	$0.10	March 7, 2006
		3,248,000		

(e) As at October 31, 2001, share purchase warrants of the Company were outstanding as follows:

Date of Private Placement	Number Outstanding	Exercise Price Per Warrant	Expiry Date
January 26, 2000	1,250,000	$0.30	January 26, 2002
May 8, 2000	5,000,000	$0.30	May 8, 2002
July 6, 2000	666,667	$0.17	July 6, 2002
October 25, 2000	2,500,000	$0.15	October 25, 2002
February 22, 2001	1,000,000	$0.15	February 22, 2003
March 2, 2001	1,100,000	$0.15	March 2, 2003
	11,516,667		

(g) As at October 31, 2001, 290,000 shares were held in escrow, the release of which shares is subject to the approval of the regulatory authorities.

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: _____ **Schedule A**
X ____ **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER: JNR RESOURCES INC..

ISSUER'S ADDRESS: Ste. 921, 470 Granville Street
Vancouver, B.C., V6C 1V5

ISSUER TELEPHONE NUMBER: (604) 684-5118

CONTACT PERSON: T. A. (DREW) PARKER

CONTACT'S POSITION: SECRETARY

CONTACT'S TELEPHONE NUMBER: (604) 689-7422

WEB SITE: www.jnrresources.com EMAIL: info@jnrresources.com

FOR QUARTER ENDED: OCTOBER 31, 2001

DATE OF REPORT: DECEMBER 27, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"R. T. Kusmirski"	RICHARD T. KUSMIRSKI	2001 / 12 /27
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"T. A. Parker"	T. ANDREW PARKER	2001 / 12 /27
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

4. **Summary of Securities As At the End of the Reporting Period:**

(a) **Authorized capital:**

Authorized capital: 100,000,000 common shares, with no par value.

10,000 convertible preferred shares with a par value of $1.00. The Directors may deem the shares to be cumulative at the date of issuance.

(b) **Summary of Shares Issued and outstanding:**

Securities	Number of Shares		Value
Preferred Shares:			
For Morrison Petroleum Inc. common shares	309,375	$	309,375
Less:			
Converted to common shares	-306,375		(306,375)
	3,000		(3,000)
Common Shares:			
Issued: For cash	42,536,769		10,101,245
For mineral property interests	700,000		290,948
For finder's fees	205,300		53,825
On conversion of preferred shares	304,958		306,375
	43,747,027		10,752,393
Total share capital		$	10,755,393

(c) **Summary of options, warrants and convertible securities outstanding:**

Type of Security		Number Outstanding	Exercise Price Per Share	Expiry Date
Stock Options Outstanding:				
Director's stock option	(1)	640,000	$0.20	January 28, 2002
Director's stock option	(1)	300,000	$0.15	January 28, 2002
Employees' stock options	(3)	373,000	$0.15	April 21, 2004
Director's stock option	(1)	400,000	$0.15	October 6, 2004
Directors' stock options	(2)	560,000	$0.11	May 3, 2005
Directors' stock options	(3)	900,000	$0.10	March 7, 2006
Employees' stock options	(3)	75,000	$0.10	March 7, 2006
		3,248,000		
Warrants Outstanding:				
Private placement 1/26/2000		1,250,000	$0.30	January 26, 2002
Private placement 5/08/2000		5,000,000	$0.30	May 8, 2002
Private placement 7/06/2000		666,667	$0.17	July 6, 2002
Private placement 10/25/2000		2,500,000	$0.15	October 25, 2002
Private placement 02/22/2001		1,000,000	$0.15	February 22, 2003
Private placement 03/02/2001		1,100,000	$0.15	March 2, 2003
		11,516,667		

JNR RESOURCES INC. (the "Company")

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

For the Third Quarter Ended October 31, 2001

1. Description of Business

The principal business of the Company is the acquisition, exploration and development of mineral resource properties. Currently, the Company is primarily involved in the exploration and development of mineral properties in the Province of Saskatchewan, and holds a minor property interest in the Province of Ontario.

2. Operations and Financial Condition

Operations

During the third quarter ended Octobr 31, 2001, the Company's efforts were concentrated on the exploration for uranium on its joint venture mineral claims, located in the Athabasca Basin area of northern Saskatchewan. The Company and its joint venture partner have concentrated on the Lazy Edward Bay (Cree Lake) and Moore Lake property groups, respectively. The results from the 2001 winter programs on these property groups have been analysed, and the Company is encouraged by the results and management is optimistic regarding the longer term prospects of these properties.

Administration costs for the year to date are significantly higher than those of same period of the previous year. The single cost contributing most notably to the increase is the CCRA assessment of Part XII.6 taxes on flow-through funds which, since 1997, were expended to incur Canadian Exploration Expenses (CEE), and which CEE was renounced to investors. Also contributing were professional fees, reflecting legal fees associated with financings. Office wages and benefits, which costs were formerly shared with related companies, have contributed to the increase as well. However, income from fees charged in respect of operations conducted on behalf of the Company's joint venture partner reduced significantly the net increase in the operating loss, compared to the same period in the previous year. The above-note charge for taxes is a one-time item, which management does not anticipate will be repeated.

Related Party Transactions

(a) During the year to date, management fees of $31,500 ($10,500 in the third quarter), were paid or accrued as payable to a director, who is also the Company's president;

(b) During the year to date, amounts totaling $30,230 ($9,467 in the third quarter) were paid or accrued as payable to Infineer Services Inc., a company of which the sole shareholder is a director and the secretary of the Company, for corporate services ($16,957; $5,307 in the third quarter), office rent and expenses ($11,549; $3,872 in the third quarter) and for recovery of disbursements ($1,724; $288 in the third quarter).

common share at a price of $0.15 until February 22, 2002.

(b) On April 26, 2001, the Company issued 1,100,000 units, each unit being comprised of one common share and one non-transferable share purchase warrant, at a price of $0.10 per unit, pursuant to private placement subscription agreements dated March 2, 2001. One warrant may be exercised to purchase one additional common share at a price of $0.15 until March 2, 2003.

5. Liquidity and Solvency

The Company had net working capital deficiency of $140,876 as at October 31, 2001, which management anticipates will be erased upon completion of one or more financings currently being negotiated. It is anticipated that sufficient capital can be raised for the Company to meet its minimum operating needs and financial obligations for the ensuing year. The Company intends to continue conducting exploration programs on its Saskatchewan uranium prospect properties in concert with its joint venture partner, and to seek out and acquire new properties of interest.